UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39938

Vinci Partners Investments Ltd.

(Exact name of registrant as specified in its charter)

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated April 29, 2021 – Vinci Partners Real Estate Industrial Development Fund (VFDL) Announces First Capital Deployment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vinci Partners Investments Ltd.

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Financial Officer

Date: April 29, 2021